Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

December 23, 2015

Weyerhaeuser Company

Registration Statement on Form S-4

File No. 333-208465

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacie D. Gorman

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Weyerhaeuser Company (the “Company”) hereby respectfully requests that the effective time of the Company’s Registration Statement on Form S-4 (File No. 333-208465) (as amended, the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:00 p.m., Washington D.C. time, on December 28, 2015, or as soon thereafter as practicable on December 28, 2015.

In making this acceleration request, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Richard Hall and Erik R. Tavzel of Cravath, Swaine & Moore LLP at (212) 474-1293 and (212) 474-1796, respectively, and then send written confirmation to the addressees listed on the cover page of the Registration Statement.

Sincerely,

WEYERHAEUSER COMPANY,

by
/s/ Devin W. Stockfish
Devin W. Stockfish Senior Vice President, General Counsel and Corporate Secretary